Exhibit 99.1

1

FORTIS INC. CODE OF CONDUCT 2 We’re building on our 130-year plus history and our strength as one of the top utilities in North America. Our approximately 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries. Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS.

3 4 MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER 6 CODE OF CONDUCT 6 Introduction 10 Being your best 11 Setting the right tone 12 Protecting health, safety and the environment 12 Physical safety 13 Respect, inclusion and diversity 13 Health and wellness 14 Social responsibility, the environment and sustainability 15 Looking out for each other 16 Acting responsibly 16 Obeying the law 16 Complying with regulations 17 Avoiding conflicts of interest 19 Insider trading 20 Anti-corruption 23 Political engagement and lobbying 24 Competition and anti-trust legislation 24 Privacy 25 Business travel and expenses 25 Outside employment and volunteering 28 Protecting our assets 28 Corporate property and opportunities 28 Proprietary and confidential information 29 Communication devices 30 Keeping accurate financial records 30 Records management 32 Where to go for help 32 Filing a report 34 What happens next 34 We retain records 35 OTHER FORTIS POLICIES AND RELATED MATERIALS WHAT’S INSIDE

FORTIS INC. CODE OF CONDUCT 4 With more than a century in the utility business, Fortis has deep roots. Our customers rely on us to be there for them every day. We’ve earned their trust by always demonstrating strong purpose and values while maintaining an unwavering focus on safe, reliable and dedicated service. We always strive to do the right thing and to act with utmost honesty, integrity and professionalism in everything we do. Whether we’re interacting with work colleagues, industry partners, advisors, regulators, customers or casual acquaintances, how we conduct ourselves leaves an impression of who we are as individuals and as a company. We must remain vigilant in protecting our good name and reputation. Respecting Our Code of Conduct Our code of conduct is our primary reference guide for ethical and professional behaviour at Fortis. All of us must respect the code and live by its standards. We’ve refreshed the code to make it more accessible and user-friendly, and a more practical guide for everyone. Please take a moment to read this important document. I’m always impressed by the integrity and dedication of our people. And this is not just in our own daily work, it’s also in our commitment to the communities we serve. I encourage you to be mindful and aware of what you observe in your workplace, and to speak up if you see things that cause you to be uneasy, uncomfortable or concerned. Our code is robust but it’s merely a written document. What really matters is doing the right thing, and living by the principles expressed in our code each and every day. As you know, every year you must acknowledge that you have read, understand and agree to abide by the code (you can read more about this on page 7). I thank everyone throughout the Fortis organization for your continuing commitment to the company and the communities we serve, and to high ethical standards in everything we do. MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER Sincerely, David G. Hutchens President and Chief Executive Officer

5 We act with courage and integrity We make the right decisions for the long term, even when it’s a tough call. We keep our promises and hold ourselves to the highest ethical standards. Nothing matters more to us than protecting the health and safety of our employees, customers and contractors. Our pursuit of safety is relentless. We never compromise on safety We value our people Our employees are dedicated. We take pride in working hard and doing the right thing. We seek and develop diverse talent and offer an inclusive work environment. We keep it local We believe in local decision-making. Our teams understand the communities we serve. Our companies operate independently, but together as a family of companies we do more than any of us could do alone. We aim for excellence every day We are energy delivery experts, dedicated to service, performance and growth. We respect the environment and drive innovation to provide energy solutions for our customers. We make our communities stronger by nurturing local partnerships and giving back to the places we proudly serve. We are community champions Delivering a cleaner energy future PURPOSE VALUES

FORTIS INC. CODE OF CONDUCT 6 Integrity and sound policies and procedures are core to the way we do things and are critical to our success. This code of conduct (the code) sets out the high standard of conduct we expect of everyone at Fortis, and the principles and concepts in this code apply across the entire Fortis organization. The code applies to Fortis employees, officers and directors in every country where we do business and, wherever feasible, to consultants, contractors and representatives of Fortis (also referred to as employees for purposes of this document). Everyone must comply with the law, rules and regulations that apply to us, and the meaning and spirit of the code. Always doing the right thing and conducting yourself with integrity is key. Any interactions you have with others — our customers, investors, business partners, potential business partners, suppliers, competitors, government officials, regulators, the general public, fellow employees and other stakeholders — must be honest, fair, courteous, respectful and professional. This code describes appropriate behaviour, but it doesn’t cover every situation or action you may encounter. Use the code as a guide and speak to your supervisor, a member of senior management, the Director, Regulatory and Compliance or the Chief Legal Officer (CLO) if you have any questions or aren’t sure about something. OUR BUSINESS MODEL Fortis follows a standalone business model where our subsidiaries operate with substantial autonomy. The general principles and spirit of this code apply universally across the entire Fortis organization. Each subsidiary adopts its own code which includes core elements of this code, while tailored as required to the subsidiary’s unique operations and jurisdiction. INTRODUCTION CODE OF CONDUCT

7 Following the Code Following the code and all other Fortis policies, procedures and guidelines is mandatory. If you don’t comply, you may face disciplinary action, which could include losing your job. You will be asked to read the code at least once a year, and to acknowledge that you understand and agree to follow it. You’ll receive an email from Human Resources with a link to the code and the acknowledgement. Reporting a Concern If you have a concern or suspect that someone is not following the code, you must report it right away to your supervisor, a member of senior management, the Director, Regulatory and Compliance or the CLO. Where other Fortis policies contain their own specialized reporting procedures, such as under our respectful workplace policy, those procedures should be followed first whenever possible. If you feel more comfortable reporting anonymously, you can use our whistleblower hotline. It’s available through the web and by phone 24 hours a day, seven days a week (see page 33 for details). We investigate every report we receive and keep all information confidential following our whistleblower policy. There will be no retaliation against anyone who acts in good faith. IN THIS DOCUMENT • We, us, our, Fortis and the company mean Fortis Inc. • You and your mean everyone who is governed by the code: Fortis employees, management and directors, as well as consultants, contractors and representatives of Fortis wherever feasible • Board means our board of directors • Executive officer means an executive officer as defined in applicable Canadian and U.S. securities laws — and includes our Chair of the board, CEO, Chief Financial Officer (CFO), CLO, Vice Presidents in charge of principal business divisions or functions, or someone performing a policy-making function. This code refers to other Fortis policies. These are available on our intranet.

FORTIS INC. CODE OF CONDUCT 8 The audit committee oversees the reporting process as outlined in our whistleblower policy. The committee is also responsible for making sure we have appropriate procedures for receiving, retaining and dealing with all reports related to accounting, internal controls and auditing matters. Making Changes to the Code We can make changes to the code at any time, and we’ll let you know when there is a material change. The code is reviewed regularly by the governance and nominating committee and changes are approved by the board. This version of the code was approved in November 2019 and went into effect on January 1, 2020. You can find an electronic copy on our intranet and our website (www.fortisinc.com). Waiving an Aspect of the Code The board may waive an aspect of the code in certain circumstances. A request must be made in writing to the board’s governance and nominating committee who will review the request and make a recommendation to the board. We’ll publicly disclose a waiver granted by the board as required by the laws, rules and regulations that apply. WHISTLEBLOWER HOTLINE Go online www.fortisInc.ethicspoint.com. Or call 1-866-294-5534. See page 33 if you’re calling from outside Canada or the United States. QUESTIONS? Don’t hesitate to ask if you’re not sure about something. Speak to your supervisor, a member of senior management, the Director, Regulatory and Compliance or the CLO.

9 We investigate every report we receive and keep all information confidential following our whistleblower policy. There will be no retaliation against anyone who acts in good faith.

FORTIS INC. CODE OF CONDUCT 10 CODE OF CONDUCT 1 BEING YOUR BEST Being your best means exhibiting your best qualities as you perform your day to day responsibilities and interact with others. At Fortis, we expect you to treat others as you would like to be treated. Maintaining a high standard of conduct creates a strong, positive culture that benefits everyone. We have zero tolerance for bullying, harassment or discrimination. As you go about your daily activities at work and in our communities, you’re expected to: • follow the rules and do the right thing • act with honesty and integrity • look out for the safety and wellbeing of others • speak up if you see something that doesn’t seem right, or otherwise concerns you or makes you feel uncomfortable • show respect to everyone that you deal with and treat others in a cooperative and inclusive manner • avoid conflicts of interest or other situations that could compromise your loyalty, objectivity and judgment • protect the reputation, property and interests of Fortis • minimize impacts on the environment and support sustainability in our operations, and • support communities where we live and operate. QUESTION Someone mentioned to me that they saw a Facebook posting that wasn’t very flattering to our company. When I looked it up, I realized it was one of my fellow employees. What should I do? ANSWER All employees should avoid situations that put them in conflict with the interests of Fortis. This type of behaviour is embarrassing, unprofessional and undermines trust between employer and employee. If you discover a conflict in your workplace you should report it to your supervisor, a member of senior management, the Director, Regulatory and Compliance or the CLO. Conflicts may also be reported anonymously using EthicsPoint as described in our whistleblower policy.

11 Setting the Right Tone Leaders at every level have a responsibility to set the right tone, maintain our culture of integrity and always model ethical behaviour. If you’re a leader, four basic principles must always guide your decisions and actions regardless of your specific duties from day to day: ENGAGE Create an open and welcoming environment for employees to speak up. IDENTIFY Understand what misconduct may look like and watch out for it. ESCALATE Connect quickly with the right resource if there is a concern or report of potential misconduct ENSURE Watch for any signs of retaliation against an employee who has voiced a good faith concern. Being honest, ethical and professional in everything you do demonstrates integrity, a shared commitment and accountability to your colleagues and to Fortis.

FORTIS INC. CODE OF CONDUCT 12 You have the right to work in a professional, respectful, inclusive and safe environment — a place without discrimination, inappropriate behaviour or unethical conduct. Physical Safety We’re committed to maintaining safe working conditions for our employees and contractors that comply with occupational health and safety laws, meet industry standards and are consistent with best practices. There is a risk of injury and harm in every workplace. The utility business is somewhat unique because the products we deliver to our customers — electricity and natural gas— are inherently dangerous if they’re not handled properly. Also, many employees and contractors work in remote locations and in extreme weather, all to make sure that customers receive reliable service. Employees and contractors are exposed to these and other dangers every day, and safety must be “job one” at Fortis. We must be diligent in following our occupational health and safety policies and safety protocols to ensure that we always remain safe. All safety issues should be reported to your supervisor or health and safety committee representative. There will be no retaliation against anyone who reports a bona fide safety concern. SAFE, RESPECTFUL AND DIVERSE Our occupational health and safety policies set out our standards and protocols for maintaining safe and healthy working conditions. We believe our workplace should foster inclusion and diversity. This commitment is reinforced in our inclusion and diversity commitment and board and executive diversity policy. Our respectful workplace policy sets out our expectations for a workplace that is professional and respectful, free of harassment, bullying and intimidation. 2 PROTECTING HEALTH, SAFETY AND THE ENVIRONMENT CODE OF CONDUCT

13 A CULTURE OF EQUALITY We don’t discriminate in our hiring practices and we work hard to make sure that our people are treated fairly, compensated appropriately and promoted without discrimination. We strive to treat people equally, without differentiating based on race, nationality, ethnic origin, Indigenous status, colour, religion, age, gender, marital status, family status, sexual orientation, political belief, source of income, disability or disfigurement in our employment practices or hiring of contractors or third-party providers. Respect, Inclusion and Diversity We’re committed to creating a workplace where all feel empowered to bring their authentic selves to work. We support inclusion and diversity in the workplace. We comply with all equal opportunity, human rights and non-discrimination laws that apply, as well as applicable occupational health and safety and labour standards laws. We support the spirit and intent of international human rights conventions such as the United Nations’ Universal Declaration of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. We have zero tolerance for any kind of harassment: physical and verbal violence, discrimination, sexual harassment, retaliation and any other form of abusive or inappropriate behaviour in the workplace. Anyone who faces harassing behaviour can report it and have it investigated and resolved under our respectful workplace policy. Health and Wellness We support employee health and wellness. You should do your best to stay healthy and to be “fit for duty” during the entire workday so you’re effective on the job and avoid anything that can put your safety, or the safety of others, at risk. You must advise your supervisor or Human Resources if you’re taking prescription medication that could cause impairment, compromise safety or negatively affect your work performance. BE FIT FOR DUTY Our drugs and alcohol in the workplace policy sets out our expectations for people at work and attending corporate functions. It includes the general expectation that employees will come to work “fit for duty” — being reasonably capable of performing the requirements of their job. The policy also confirms our duty as an employer to reasonably accommodate people who have legitimate medical conditions.

FORTIS INC. CODE OF CONDUCT 14 QUESTION I have been noticing that my work colleague has been arriving late for work, is distracted and looks like he is not taking care of himself. Should I say something? I’m afraid something might be up with him. ANSWER We all have a duty to look out for the safety and wellbeing of our fellow employees. If there is a reasonable basis to believe a colleague is unwell or otherwise dealing with a health or personal issue that is affecting their fitness for work or causing impairment, you should ask if they are doing okay or need help. If an issue appears serious or persists, you should privately refer the concern to Human Resources. Social Responsibility, the Environment and Sustainability We consider the impact of our actions on society, the environment and the communities where we operate. We seek to make positive contributions to our communities. We strive to reliably deliver cleaner, affordable energy. We invest in resilient infrastructure and promote energy efficiency. We act responsibly to protect our neighbours and the public, and to promote sustainability in everything we do. We’re committed to environmental compliance, stewardship, leadership and accountability. Whether you work in the field or an office, you must comply with all environmental requirements and related corporate policies that apply to you. We track, investigate and report on environmental and other hazards and incidents and strive for continuous improvement. Looking Out for Each Other While we have different roles and responsibilities, we’re all members of the Fortis organization and each of us plays an important part in our success. It’s important to always show mutual respect and to look out for one another to keep us all healthy and safe, whether you’re facing physical or emotional challenges or noticing that one of your colleagues may be going through a difficult time. Be there for your colleagues and remember to treat others as you would like to be treated.

15 QUESTION One of my co-workers is moving heavy boxes of materials to the top shelf in the storage room and is using a ladder to climb up with the boxes. Is that a safety issue? ANSWER Yes, it could be. There are right ways and wrong ways to lift and move heavy objects. You can easily injure your back if you lift improperly. Also, it’s dangerous to carry heavy objects while climbing a ladder. Heavy packages should be broken down into small, manageable loads. If you absolutely must use a ladder, you should always have a colleague hold and steady the ladder and be ready to assist you if need be. Likewise, if you see a co-worker’s safety at risk, you should speak up and offer help. Our occupational health and safety policies and the health and safety committee are intended to provide guidance to ensure safety in the workplace for our employees and contractors and should be consulted as needed.

FORTIS INC. CODE OF CONDUCT 16 You’re responsible for your behaviour and actions while you’re at work and when you’re out in the community. Obeying the Law You must conduct Fortis business according to the law, rules and regulations where we work and operate. You must never assist anyone to circumvent the law, evade taxes or commit fraud. You cannot take unfair advantage of someone, whether it’s by manipulating them, concealing information, abusing privileged information, misrepresenting material facts, or any other unfair dealing practice. Offering or accepting a bribe or kickback, or promising or receiving any other improper benefit to influence or appear to influence a customer, supplier, public official or any other person, is a serious offence. We do not allow anyone to do so, directly or indirectly. Refer to our anti-corruption policy and anti-corruption procedures for more information. Complying with Regulations Regulators play a vital role in safeguarding the public interest, and we all have a role to play in meeting our commitments and demonstrating to regulators that Fortis is a responsible owner of public utilities. 3 ACTING RESPONSIBLY Most aspects of our business are regulated. This legal framework covers a wide range of topics, including public utility regulation, the environment, occupational health and safety, human rights and non-discrimination, bribery and corruption, government lobbying and political contributions, privacy and fair competition practices. We have almost continuous interaction with regulators across our operating jurisdictions. Maintaining respectful, constructive and cooperative relationships builds trust, is good for all our stakeholders and is simply the right way to conduct business. FERC The Federal Energy Regulatory Commission (FERC) in the United States is a common regulator of our U.S. subsidiaries. Our FERC compliance manual describes our expectation of strict compliance with FERC regulation. Under the Fortis standalone business model, each U.S. subsidiary is responsible for designing and operating a robust FERC compliance program for its operations. CODE OF CONDUCT

17 QUESTION I have an opportunity to make a small investment in a company that may at some point provide services to Fortis. Would that be okay, or should I talk to someone about that? ANSWER You should avoid business activities where your financial interests could conflict with our interests. Your goal of maximizing profit could conflict with Fortis seeking the lowest price. Therefore, generally you should not invest in companies that provide goods or services to Fortis. Securities Regulation As a public company, we’re also subject to securities regulations and stock exchange rules that govern things like offering, selling and buying securities, and financial reporting. Securities regulations and stock exchange rules also govern the disclosure of material information by public companies and insiders (see page 19). Avoiding Conflicts of Interest It’s your responsibility to always protect our corporate interests. That means you must not engage in activity that could, or could be perceived to, give rise to a potential or perceived conflict between your personal interests and the interests of Fortis, or that appears to compromise your ability to act in an unbiased way. This extends to situations that involve or relate to the interests of family members, friends or acquaintances. You’re required to tell us about any conflict of interest or perceived conflict of interest. You should inform your supervisor, a member of senior management, the Director, Regulatory and Compliance or the CLO. Our insider trading policy and disclosure policy cover specific aspects of securities regulation.

FORTIS INC. CODE OF CONDUCT 18 Red Flags to Avoid Conflicts of interest can take different forms. Make sure you don’t put yourself in one of these red flag situations, either directly or indirectly through families, friends or otherwise. You must not: • put yourself in a position where a transaction with Fortis or a subsidiary could result in a benefit or interest to you beyond the normal benefits of your employment relationship with us • put yourself in a position or relationship with a co-worker which could, or could reasonably be perceived to, compromise your objectivity, business judgment or impartiality • contract with or provide services to Fortis or a subsidiary outside of your employment with us • participate in activities or ventures that compete with Fortis or a subsidiary or that interfere or appear to interfere with your duties and responsibilities to our company • use confidential or material information about Fortis that is not publicly available for your benefit or the benefit of others • have a financial or other interest in any entity doing business with Fortis (other than an interest of 1% or less in a publicly traded entity or an interest held through a mutual or similar fund where investment decisions are made at arms length by others) • approve a loan to an employee, executive officer or director of Fortis or a subsidiary. Executive officers and members of the board are also subject to special conflict rules under corporate and securities laws. Specifically, directors and executive officers are prohibited from accepting, directly or indirectly, personal loans from Fortis or any of our subsidiaries • select, manage or influence a relationship with a contractor, supplier or other business partner if they employ or are controlled by someone you have a personal or family connection with. This list does not include every kind of conflict situation. If you’re not sure about something, speak to your supervisor, a member of senior management, the Director, Regulatory and Compliance or the CLO. You must conduct Fortis business according to the law, rules, and regulations where we work and operate. You must never assist anyone to circumvent the law, evade taxes or commit fraud.

19 Insider Trading The value of any public company’s securities can rise or fall with the release of information — whether it’s good or bad. Securities laws prohibit anyone from: • trading on material information about a public company before it has been generally disclosed (called insider trading) • intentionally or unintentionally passing material information to someone before it has been generally disclosed (called tipping). Insider trading and tipping give an investor unfair advantage over other investors because the material information has not yet been shared publicly and the market has not had time to absorb it. Insider trading and tipping are both serious offences. You are not allowed to trade in Fortis securities if you: • have material information about Fortis that hasn’t been publicly disclosed and absorbed by the market • are an insider (see below) and are subject to a trading blackout period • have been notified by the Legal Department that you cannot trade in Fortis securities or securities of any other public company. You are also not allowed to trade another public company’s securities if, through your work or dealings with Fortis, you acquired material information about that other company that hasn’t been generally disclosed. ABOUT MATERIAL INFORMATION Material information is any information relating to the business and affairs of Fortis that results in, or would reasonably be expected to result in, a significant change in the market price or value of any of our securities, and includes any information that a reasonable investor would consider important in making a decision about investing in Fortis securities. ABOUT INSIDERS Directors and officers of Fortis and our subsidiaries, and others depending on their role and responsibilities in the organization or their ownership of or control or direction over Fortis securities, are designated insiders by the Legal Department according to securities regulations. If you’re an insider, you will receive information from the Legal Department about when you can trade and the pre-approval process for trading Fortis securities. Certain directors and officers in the Fortis organization are also deemed reporting insiders under securities regulations and must publicly report their trades. If you have questions about the insider trading policy, what constitutes material information or insider trading generally, speak to the CLO.

Note that if you have material information about Fortis that has not been generally disclosed, you may still be permitted to buy Fortis shares under our Employee Share Purchase Plan as share purchases occur at pre-arranged times and you have no direct control over discrete trading transactions. As a general rule, you should always refer to our insider trading policy before trading in Fortis securities. Anti-Corruption Many countries have legislation to combat corruption. Generally, these laws prohibit the offering of any kind of benefit or inducement to public officials (or private counterparties) to obtain an improper business advantage or concession and require the keeping of complete and accurate business records. Our international operations must be conducted according to applicable anti-corruption legislation. Any breaches of these laws can result in severe penalties including fines and imprisonment. If you have questions about this area of the law, speak to the Director, Regulatory and Compliance or the CLO. FORTIS INC. CODE OF CONDUCT 20 QUESTION I usually buy some Fortis shares with my annual bonus. I am currently working on a project that could be a big deal for Fortis. Can I go ahead and buy the shares anyway? ANSWER If you have material information about Fortis that has not been generally disclosed, you must not trade in Fortis securities. Even if you’re not normally considered an “insider” under our insider trading policy, the very fact that you possess material information precludes you from trading. If you have questions about when you can or cannot trade, speak to the CLO. Our disclosure policy describes procedures for approving and publicly disclosing material information about Fortis, which generally may only occur through our designated spokespersons. Our insider trading policy supplements the terms of this code and applicable laws and provides more details about trading restrictions that apply to you and your family members.

21 Anti-Bribery Any form of bribery or similar unethical business practices are strictly prohibited. We have administrative procedures and controls that help us manage and record transactions that are susceptible to fraud or abuse, and to mitigate the risk of corruption generally. You must conduct due diligence before you hire a new third-party agent to act for us in a new jurisdiction, and make sure that the agent is familiar with, and will comply with, local law as well as our anti-corruption policies, or their own if they’re substantially similar to ours. QUESTION I’ve been preparing materials for an upcoming meeting with a government minister. Is there anything I should be doing to make sure this is all by the book? ANSWER Yes. You should speak to the Communications Department or the Director, Regulatory and Compliance to determine whether any lobbyist registration or reporting requirements are triggered. Most jurisdictions require registration and filing of periodic reports when an organization’s lobbying activities meet prescribed thresholds. Laws vary from place to place, so it’s best to seek guidance. The Communications Department keeps records of our lobbying activity. PROPER RECORD KEEPING We keep accurate business records of our transactions and activities as a good business practice and to satisfy anti-corruption laws. Our Communications Department is responsible for maintaining written records of corporate gifts, charitable donations, political contributions and lobbying activities.

FORTIS INC. CODE OF CONDUCT 22 Commissions, Fees and Other Payments All commissions, fees or other payments you make to agents, consultants and suppliers acting for Fortis must reflect sound business practices and the reasonable value of the services or products provided. Invoices must be reviewed and approved by employees who are knowledgeable of, and responsible for, the services or products being provided. Gifts and Entertainment You cannot give or receive a gift or benefit of any kind when conducting business on behalf of Fortis if it might be perceived that an obligation has been created or a favour or special treatment is expected. Lavish gifts and entertainment and gifts of cash and cash equivalents are strictly prohibited. You can give gifts or promotional items if they’re reasonable and have modest value and are given infrequently and in an open and transparent way. For guidance regarding gifts and entertainment, you should consult the Communications Department and our anti-corruption procedures. NO CORRUPT PRACTICES Our anti-corruption policy governs dealings with foreign and domestic public officials as well as individuals and non-governmental and commercial entities that Fortis does or proposes to do business with. The policy contains guiding principles covering such things as: • bribery and improper payments • facilitation payments • lobbying • gifts (including meals & entertainment) • books, records and internal controls. Our anti-corruption procedures also provide practical advice on how to be vigilant in spotting potential issues that could arise while performing your duties. EMPLOYMENT AND INTERNSHIP OFFERS An offer of employment or internship should never be made to exert influence or in exchange for a benefit or concession. If you’re considering hiring someone who is known to be related to a public official or a party that we do business with or propose to do business with, it’s especially important to follow our review and approval process.

23 QUESTION One of our outside service providers called me offering tickets to Saturday night’s hockey game. Should I accept or decline? I don’t want to offend the person. ANSWER You should seek guidance from the Director, Regulatory and Compliance or the CLO. Certain gifts may be perfectly acceptable depending on the value and timing (for example, a small token to mark a special milestone or achievement), but you must be vigilant to avoid the appearance that the gift seeks to induce preferential treatment. You must never accept a gift where there could be a perception that it is being given with an expectation of receiving a favour or benefit in return. Service providers should not be offended where a gift is declined based on sound ethical principles. Political Engagement and Lobbying We’re fortunate to live and operate in places that value and protect democratic rights. While we recognize the importance of supporting the democratic process, no contribution to a political party, organization or candidate for public office on behalf of Fortis is permitted unless it is allowed by law, authorized by a member of senior management or the board, and coordinated through the Communications Department. You aren’t allowed to exert influence on another employee to support a political cause, party or candidate, directly or indirectly. If you know that someone is trying to exert influence, you should report it (see page 33). Most jurisdictions have laws that regulate lobbying activity directed towards public officials. If you or a third party you hire engages in lobbying, you or they may be required to register under a public lobbyist registry and file periodic reports detailing the lobbying activities. The Communications Department monitors all lobbying activity by Fortis, and together with the Legal Department ensures compliance with lobbying laws. Our political engagement policy governs our political contributions in the province of Newfoundland and Labrador according to local law, and the Communications Department coordinates all political contributions made by or on behalf of Fortis.

FORTIS INC. CODE OF CONDUCT 24 Competition and Anti-Trust Legislation You must comply with all Canadian and foreign competition laws to ensure fairness, transparency and fair play in our commercial activities. This includes “antitrust” legislation in the United States. Behaviour such as agreements with competitors to allocate markets or customers, price fixing or agreements to control or manipulate prices, the boycotting of certain suppliers or customers or exclusive dealing, bid-rigging, misleading advertising, price discrimination and predatory pricing, tied selling, delivered pricing and the abuse of dominant market position is prohibited. If you’re not sure if there’s a potential issue with competition law related to a specific business activity, speak to the CLO. Privacy Fortis and its subsidiaries may possess personal information relating to employees, customers and other individuals. This information may include their name, home address, phone number, email address, date of birth, social insurance number, credit card information, etc. Privacy laws generally set out rules regarding the purposes QUESTION A good friend of mine is running in the upcoming election. I told her I would help her get the word out. Can I post some of her leaflets in the lunchroom? ANSWER No. While Fortis may engage in the political process as permitted under our political engagement policy, our code prohibits employees from politicizing the workplace by exerting influence on co-workers to support a political party or candidate. You may help her in your free time but your participation should not extend to your workplace.

25 for which personal information can be collected, how personal information must be managed, individuals’ rights to know how their personal information is used, and when this information must be deleted. Some jurisdictions also have mandatory breach notification requirements that may apply in instances of unauthorized access to personal information. Our privacy policy provides guidance on the proper handling of personal information. Our subsidiaries also generally have policies addressing privacy and the handling of personal information. To the extent that consent to collecting, using or disclosing personal information is required by law, we will assume, unless we are advised otherwise, that you have consented to Fortis collecting, using and disclosing personal information in the way and for the purposes stated in our privacy policy and as allowed under privacy laws. Business Travel and Expenses Depending on your role, you may need to travel or incur expenses on behalf of Fortis. Generally, business expenses should be paid using a Fortis corporate credit card. These cards are generally issued to designated employees who travel frequently or otherwise regularly incur corporate expenses in connection with their work. Corporate credit cards should not be used for cash advances or personal, family or household expenses. You’re responsible for making sure your expenses are appropriate and in keeping with our policies. Your supervisor is responsible for approving your expenses. TRAVEL POLICY Our travel policy sets out guidelines for business travel including air travel, accommodations, ground transportation, meals and other expenses, and provides that all business travel expenses should be paid using a corporate credit card. Outside Employment and Volunteering Volunteering and supporting the communities we serve is one of our core values, and we encourage everyone to volunteer in the community. However, your outside interests must not adversely affect your performance or objectivity at work. You can pursue outside interests, like working in a part-time or off-hours job. However, consulting with, working for, or volunteering with a person or entity that Fortis has a current or potential business relationship with can give rise to a real or perceived conflict of interest, and must be avoided. Contributing corporate time or resources to community or charitable service must be approved by a member of senior management and coordinated through the Communications Department.

FORTIS INC. CODE OF CONDUCT 26

27 COMMUNITY SUPPORT Fortis contributes to different charitable organizations as part of our commitment to communities. Donation requests must be approved by the Communications Department even if it’s an organization you’re associated with. This makes sure we’re objective in evaluating, authorizing, processing and documenting all donation requests, and that we can avoid potential for fraud, abuse or a perceived conflict of interest. The Communications Department administers the program and records all requests. See our anti-corruption policy and anti-corruption procedures on our intranet for more information. Serving on Outside Boards If you want to serve on the board of directors or governing body of a for-profit enterprise or government agency, you need approval before you accept the position: EMPLOYEES Must receive approval from the CEO. EXECUTIVE OFFICERS Must consult with the CEO and the Chair of the board and receive approval from the Chair. DIRECTORS Must consult with the CEO and the Chair of the board and receive approval from the Chair. CHAIR OF THE BOARD Must consult with the CEO and the chair of the governance and nominating committee and receive approval from the committee chair. See also the board of directors governance guidelines for information about directors serving on other public company boards. You can serve on the board or governing body of a non-profit organization without receiving prior approval from a member of senior management if the appointment isn’t an actual or perceived conflict of interest with Fortis.

FORTIS INC. CODE OF CONDUCT 28 not accept a side or comfort letter if it’s not attached to the main contract, unless you’ve received advice or approval from the CLO. Proprietary and Confidential Information You may handle information that’s confidential to Fortis or create a work product that belongs to us. You must not share this information, or any other confidential or proprietary information about Fortis or a person or organization that we have a current or potential business relationship with, with any person or entity, during or after your service with Fortis. The only exceptions are if: • it’s in the necessary course of Fortis business • you’ve received written authorization from a member of senior management, or • it’s required by law, as determined after consulting with the CLO. You must tell us about any invention, improvement, concept, trademark or design you’ve prepared or developed during your employment or association with Fortis and agree that we’re the exclusive owner of the property. When your employment or association with Fortis ends, you must return all proprietary and confidential information to us. You must always protect our assets, including corporate property, information, and hardware. Corporate Property and Opportunities You have a personal responsibility to protect our tangible assets (like our equipment and facilities), and intangible assets (such as corporate opportunities, intellectual property, trade secrets and business information, including information assets such as emails, memos, accounting records, invoices and contracts) from misuse or theft. You must comply with internal policies and procedures concerning information security. You cannot obtain, use or divert Fortis property for personal use or benefit, or use the Fortis name or purchasing power for personal benefit. For example, you can’t: • use our property, information or position for personal gain, • take corporate opportunities for yourself that you discover through your position with the company or through the use of corporate property or information, or • compete with Fortis. You owe a duty to Fortis to advance our interests if an opportunity arises. All contracts involving Fortis must be in writing and approved by the Legal Department. You should 4 PROTECTING OUR ASSETS CODE OF CONDUCT

29 ABOUT CONFIDENTIAL INFORMATION Confidential information means all information that’s confidential, proprietary and not public, in any format (including written, oral, visual, electronic or otherwise), that belongs to Fortis or arises from a relationship with Fortis. It includes the following, among other things: • information about employees, customers, suppliers and vendors • business plans, budgets, strategies, projections, reports and analyses • operational data and reports (including operating performance measures, processes, training and knowledge base materials) • financial and tax data and analyses • legal and contractual matters, including privileged information that is prepared by or shared with counsel in providing legal advice or preparing for actual or possible litigation, and draft regulatory filings. Confidential information does not include information that is or becomes: • generally available to the public (unless through unauthorized disclosure), or • available from a source other than Fortis (if the source was not prohibited from disclosing the information). If you’re not sure if something is confidential, do not disclose it without speaking to your supervisor, a member of senior management, the Director, Regulatory and Compliance or the CLO. PROTECTING CONFIDENTIALITY You must comply with the confidentiality provisions of our disclosure policy and any similar policy established by a Fortis subsidiary to the extent it applies to your activities. All Fortis assets must be used lawfully in furthering our corporate objectives. Communication Devices Communication resources like phone systems, computers, faxes and mobile devices are owned by Fortis and are to be used for business purposes only. Take appropriate security precautions when using these resources to transmit or receive confidential, sensitive or proprietary information. The safe travel checklist from the IT Department provides helpful advice about how to safeguard electronic communication devices and maintain security over confidential information while traveling. You must not use our communication devices for improper or illegal activities, such as the communication of defamatory, pornographic, obscene or demeaning material, hate literature, inappropriate blogging, gambling, copyright infringement, harassment or obtaining illegal software or files. We monitor our communication resources for improper use and security purposes and audit them as part of our network management. See our acceptable use policy for more information.

FORTIS INC. CODE OF CONDUCT 30 EXTERNAL COMMUNICATIONS Our disclosure policy designates authorized spokespersons to address inquiries from financial analysts, investors and the media. You must direct any inquiry you receive from the financial and investment communities or the media to an authorized spokesperson, which includes our CEO, CFO, CLO, Vice President, Investor Relations or Vice President, Communications. Keeping Accurate Financial Records We always expect compliance with generally accepted accounting principles and internal controls. All Fortis books of account, records and other documents must accurately account for and report all assets, liabilities and transactions. You must not: • cause our accounting and financial books or records to be incorrect or misleading in any way • participate or assist in concealing an improper transaction • delay the prompt or correct recording of disbursements We allow incidental personal use of our communications resources if it does not negatively affect productivity, compromise system capacity, or contravene the law or any Fortis policy. QUESTION I travel quite a lot and am frequently using my laptop or tablet. Are there any things I should do to ensure confidential information is protected? ANSWER Yes. Our Information Technology department has developed a safe travel checklist which provides advice on how best to secure your Fortis-issued communication and computing devices and the confidential information that is stored on them. You should review this checklist and follow the recommendations.

31 • hinder or fail to cooperate in resolving issues identified in internal or external audit reports • conceal knowledge of any untrue, misleading or inaccurate statement or record, whether it was made intentionally or unintentionally, or • conceal a transaction that does not seem to serve a legitimate commercial purpose or fail to bring it to the attention of appropriate supervisors. If you have any concerns or complaints regarding questionable accounting or auditing matters, you should follow the guidelines in our whistleblower policy, including promptly reporting the concern or complaint according to the procedures set out in that policy (see page 33). Records Management Effective records management facilitates operational efficiencies and business continuity while mitigating litigation and other risks. Legislation also prescribes minimum retention periods for certain business records. Our records management policy and records retention schedule set out best practices for managing our permanent business records and set minimum retention periods for certain records. Our permanent business records must be managed consistent with these policies. QUESTION If I ever come across something in our departmental expense records that doesn’t seem right, what should I do? ANSWER Something unusual in expense records might be easily explained, but it could also be a red flag for potential fraud or some other improper transaction. The best course of action is to point it out to your supervisor. If you feel uncomfortable doing that, you should speak to a member of senior management, the Director, Regulatory and Compliance or the CLO. You can also report the matter confidentially and anonymously by phone or online using EthicsPoint (see page 33).

FORTIS INC. CODE OF CONDUCT 32 Following the code is mandatory. It’s your responsibility to speak up or ask for help if you’re not sure about something. It’s also your responsibility to report a concern if you believe someone is not following the code, any other Fortis policy or applicable laws, or if you observe what appears to be accounting or auditing irregularities. Filing a Report You can report an incident personally or file a report anonymously by using our whistleblower hotline. The service is available 24 hours a day, seven days a week. We investigate all reports and keep all information confidential. Make sure you provide enough information or evidence to substantiate your report and allow for a proper investigation. Where other Fortis policies contain their own specialized reporting procedures, such as under the respectful workplace policy, those procedures should first be followed whenever possible Incidents reported through the whistleblower hotline may also be re-directed through the specialized reporting procedures under other Fortis policies if it is more appropriate. After you complete your report, you’ll receive a unique code called a report key. Write down your report key and password and keep them in a safe place. Be sure to check frequently on the status of your report through EthicsPoint because there may be follow-up questions or information requests that require your response. ALWAYS ACT IN GOOD FAITH There are no repercussions for filing a report or assisting if you have reasonable grounds and you act in good faith. Filing a report in bad faith — with malicious intent, or when you know it’s not true — is a serious matter and will lead to disciplinary action, which could include losing your job. Fortis will also not permit any form of retaliation against individuals who assist with an investigation by providing information or otherwise. 5 WHERE TO GO FOR HELP CODE OF CONDUCT

33 FILE A REPORT PERSONALLY Go to your supervisor or speak to an executive officer, a member of senior management or the CLO to report a violation or suspected violation. If you do not feel comfortable reporting the incident to your supervisor, or any other member of senior management, you may report the incident to the Director, Internal Audit (who the board has designated as the Administrator and an Investigator under the whistleblower policy) or the chair of the audit committee. Karen Wade Tracey Ball Director, Internal Audit Chair, Audit Committee 709-737-2910 709-737-5432 kwade@fortisinc.com tball@fortisinc.com FILE A REPORT ANONYMOUSLY If you do not feel comfortable reporting the incident personally, you can use our whistleblower hotline to file a report anonymously. Although you can submit an anonymous report through EthicsPoint, anyone making an anonymous report should be aware that maintaining anonymity could hinder an effective investigation of the incident. As a practical matter, it is also possible that the anonymity of a person who makes an anonymous report may become known during the investigation or resolution of the incident or may become subject to legal disclosure requirements. We therefore encourage you to only report on an anonymous basis where absolutely necessary due to the inherent difficulty in properly investigating, following up on and resolving anonymously reported incidents. We use NAVEX Global, a third party that provides confidential, anonymous reporting services 24 hours a day, seven days a week: ONLINE Go to FortisInc.ethicspoint.com PHONE Canada and the United States Toll Free — 1-866-294-5534 All other countries Cayman Islands — 1-800-225-5288 Turks and Caicos — 1-800-225-5288 Belize — From an outside line, place an operator-assisted collect call to the United States to 866-294-5534

FORTIS INC. CODE OF CONDUCT 34 What Happens Next Reports are forwarded to the Director, Internal Audit, chair of the audit committee and CLO, and you will receive an acknowledgement within five business days. An Investigator will be assigned based on the nature of the report and the skills required to investigate each incident promptly and independently. Information will be kept confidential to the extent permissible by law and feasible to allow a proper investigation and resolution, and the Investigator will always try to protect the identity of the persons involved. All incidents relating to questionable accounting or auditing matters will be investigated under the supervision of the audit committee. An Investigator may involve management in the investigation as deemed appropriate. An Investigator may also authorize an independent investigation or engage external consultants or advisors to assist in the investigation. The process can also lead to an external investigation or proceedings with a government or regulatory authority. We’ll communicate the status and outcome of an investigation as timely as possible and will contact you directly if you identified yourself when filing the report. If you filed the report anonymously, you can receive an update using the method you used to make the report. Go on the EthicsPoint website or call the toll-free number in your area (see page 33) and use your report key and password to receive the update. We Retain Records All records relating to an incident are the property of Fortis. We retain records: • to comply with applicable laws and our document retention policies • subject to safeguards that ensure confidentiality and, when applicable, the anonymity of the report, and • to maximize their usefulness to our compliance program.

35 OTHER FORTIS POLICIES AND RELATED MATERIALS This code references other important governance policies at Fortis. You can find this code and the following policies and procedures on our intranet or you can ask the Legal Department for a copy: • Acceptable use policy • Anti-corruption policy • Anti-corruption procedures • Authorizations policy • Board and executive diversity policy • Compliance and ethics program reference manual • Disclosure policy • Drugs and alcohol in the workplace policy • FERC compliance manual • Inclusion and diversity commitment • Insider trading policy • Occupational health and safety policies • Policy on reporting allegations of suspected improper conduct and wrongdoing (whistleblower policy) • Political engagement policy • Privacy policy • Records management policy • Records retention schedule • Respectful workplace policy • Safe travel checklist • Travel policy

FORTIS INC. CODE OF CONDUCT 36